HEI Exhibit 4.6(c)

AMENDMENT 2020-1 TO THE
AMERICAN SAVINGS BANK 401(k) PLAN
Effective January 1, 2020, the definition of “AmeriShare Compensation” in Section 12.10 of the American Savings Bank 401(k) Plan, which defines “Compensation,” is amended and restated in its entirety to read as follows:
“AmeriShare Compensation” means an Employee’s annual base salary or pay plus commissions paid by a Participating Employer during the Plan Year, including amounts paid prior to an Eligible Employee meeting the eligibility requirements for AmeriShare Contributions, but AmeriShare Compensation does not include any amounts deferred under the American Savings Bank Select Deferred Compensation Plan or any other nonqualified deferred compensation plan that are not includible in the gross income of the Employee for the taxable year in which contributed. Effective for the Plan Year beginning January 1, 2020, and for Plan Years thereafter, the amount of commissions included in determining “AmeriShare Compensation” for any Employee who is a Highly Compensated Employee for the Plan Year shall be limited to no more than $100,000.
TO RECORD the adoption of this Amendment 2020-1, American Savings Bank, F.S.B. has executed this document ___January 6__, 2020.
AMERICAN SAVINGS BANK, F.S.B.
By /s/ K. Elizabeth Whitehead
Its EVP, Chief Administrative Officer